Exhibit (a)(5)(G)

MGM Resorts International Announces the Termination of its Modified Dutch Auction Tender Offer

LAS VEGAS, March 12, 2020 /PRNewswire/ — MGM Resorts International (the “Company” or “MGM”) (NYSE: MGM) announced today that it has terminated its offer to purchase up to $1,250,000,000 in aggregate purchase price of its issued and outstanding shares of common stock, par value $0.01 per share (each, a “Share” and, collectively, the “Shares”), which was due to expire at 12:00 midnight, at the end of the day, New York City time, on March 12, 2020 (such offer, the “Tender Offer”), as a result of the Share price and market index conditions to the Tender Offer not having been satisfied. As a result of this termination, no Shares will be purchased in the Tender Offer and all Shares previously tendered and not withdrawn will be promptly returned to tendering holders.

“As a result of the unforeseen and unprecedented volatility in the financial markets due to coronavirus, and the resulting impact on our ability to determine and maintain an offering price range, we have decided to terminate the tender offer,” said Jim Murren, Chairman and CEO of MGM Resorts. “The health and safety of our guests and employees is our highest priority, and we continue to take all steps necessary to combat the impact of the coronavirus. As leaders in the communities where we operate, we are constantly coordinating with health and public officials to ensure that MGM provides the latest information and guidance to our employees and guests.”

“To date, efforts to contain the virus have resulted in cancellations or postponements of major conferences, festivals, and sporting events as well as a reduction in broader travel demand in Las Vegas and across the globe. As a result, our domestic resorts have been impacted in the near term primarily driven by increased cancellations in our hotel and convention bookings in Las Vegas particularly during the months of March and April. In light of these trends, we are actively managing our costs to help protect our margins. Further, MGM China continues to be impacted by low visitation following the 15-day closure of our Macau properties.”

“Our recently closed real estate transactions, as well as the contemplated $1.4 billion redemption of operating partnership units, will provide us with approximately $8.2 billion of net cash proceeds, allowing us to achieve our strongest balance sheet in the last decade and one of the strongest in our industry. The execution of our asset light strategy has uniquely positioned us with the flexibility to continue to make purchases under our recently announced $3 billion share repurchase program, while maintaining our strong liquidity position in this environment.”

Concluded Mr. Murren, “At this time, we believe the Company has ample liquidity to weather the current uncertainties in the marketplace. More importantly, we do not expect the coronavirus to have a material impact on our business long term.”

As of March 11, 2020, the Company had cash investments of approximately $2.4 billion, excluding MGM China Holdings Limited and MGM Growth Properties LLC, and after giving effect to the approximately $857 million paid in connection with the debt tenders. In addition, the Company has a $1.5 billion undrawn revolving credit facility, providing approximately $3.9 billion of liquidity.

On February 13, 2020, MGM commenced the Tender Offer, pursuant to which, as amended on February 28, 2020, holders of Shares were invited to tender some or all of their Shares at a price within the range of $23.50 to $28.00 per Share, which would have enabled MGM to purchase for cash up to 53,191,489 Shares.

MGM’s obligation to acquire Shares pursuant to the Tender Offer was subject to various terms and conditions as specified in the offer to purchase and letter of transmittal documents that were distributed to holders, including a condition that, as amended on February 28, 2020, specified that there shall not have occurred any decrease of more than 15% in the sale price of the Shares on the New York Stock Exchange (“NYSE”) or a decrease of more than 10% in the general level of market prices for equity securities in the United States of the New York Stock Exchange Index, the Dow Jones Industrial Average, the NASDAQ Global Market Composite Index or Standard & Poor’s Composite Index of 500 Industrial Companies, in each case, as measured from the close of trading on February 28, 2020, the date of the announcement of the amendment of the price range for the Tender Offer.

Under the terms of the Tender Offer, once such a decrease occurred at any time prior to the expiration of the Tender Offer, and regardless of any subsequent Share price or market index changes, MGM had the right to terminate the Tender Offer.

On March 5, 2020, the sale price of the Shares on the NYSE reached a low of $20.44, a decrease of approximately 16.8% from the sale price of the Shares on the NYSE as of the close of trading on February 28, 2020, thereby triggering the failure of the Share price condition referred to above, and the sale price of the Shares on the NYSE has remained at a level representing a greater than 15% decrease compared to February 28, 2020 for all or significant portions of each trading session from March 5, 2020 to March 12, 2020. In addition, on March 11, 2020, the New York Stock Exchange Index declined to levels representing a decrease of approximately 10.7% from the close of trading on February 28, 2020, thereby triggering the failure of the market index condition to the Tender Offer as well. Accordingly, the Company has exercised its right to terminate the Tender Offer as a result of these triggering events having occurred.

The Company may seek opportunities in the future to repurchase Shares from time to time, subject to applicable law, pursuant to its previously authorized share repurchase program. Such future repurchases, if any, may be effectuated through open market purchases under a plan that complies with Rules 10b-18 and 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), through private purchases or through other similar transactions, and would be subject to market conditions, applicable legal requirements, contractual obligations and other factors. Rule 13e-4(f) under the Exchange Act generally prohibits the Company and its affiliates from purchasing any Shares until at least ten business days after the date the Tender Offer was terminated, subject to certain limited exceptions.

About MGM Resorts International

MGM Resorts International (NYSE: MGM) is an S&P 500® global entertainment company with national and international locations featuring best-in-class hotels and casinos, state-of-the-art meetings and conference spaces, incredible live and theatrical entertainment experiences, and an extensive array of restaurant, nightlife and retail offerings. MGM Resorts creates immersive, iconic experiences through its suite of Las Vegas-inspired brands. The MGM Resorts portfolio encompasses 29 unique hotel and destination gaming offerings including some of the most recognizable resort brands in the industry. Expanding throughout the U.S. and around the world, the company recently acquired the operations of Empire City Casino in New York and Hard Rock Rocks Casino in Ohio, which was rebranded as MGM Northfield Park. In 2018, MGM Resorts opened MGM Springfield in Massachusetts, MGM COTAI in Macau, and the first Bellagio-branded hotel in Shanghai. The over 80,000 global employees of MGM Resorts are proud of their company for being recognized as one of FORTUNE® Magazine’s World’s Most Admired Companies®. For more information visit us at www.mgmresorts.com.

Forward-Looking Statements

Statements in this release that are not historical facts are “forward-looking” statements and “safe harbor statements” that involve risks and/or uncertainties, including those described in the Company’s public filings with the SEC. The Company has based forward-looking statements on management’s current expectations and assumptions and not on historical facts. Examples of these statements include, but are not limited to, statements the Company makes regarding any repurchases of Shares the Company may make in the future, including under its share repurchase program. These forward-looking statements involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated in such forward-looking statements include effects of economic conditions and market conditions in the markets in which the Company operates and competition with other destination travel locations throughout the United States and the world, the design, timing and costs of expansion projects, risks relating to international operations, permits, licenses, financings, approvals and other contingencies in connection with growth in new or existing jurisdictions and additional risks and uncertainties described in the Company’s Form 10-K, Form 10-Q and Form 8-K reports (including all amendments to those reports). In providing forward-looking statements, the Company is not undertaking any duty or obligation to update these statements publicly as a result of new information, future events or otherwise, except as required by law. If the Company updates one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those other forward-looking statements.

MGM RESORTS CONTACTS:
Investment Community	News Media
AARON FISCHER	BRIAN AHERN
Chief Strategy Officer	Director of Media Relations
(702) 693-7152 or afischer@mgmresorts.com	media@mgmresorts.com